Exhibit 12.1

SSI Investments II and Subsidiaries

Computation of Ratio of Earnings to Fix Charges

(Unaudited, In thousands)

	Successor					Predecessor	Successor	Predecessor	Successor
	Year Ended January 31,					February 1, to May 25, 2010	May 26, (inception) to July 31, 2010	Six months ended July 31,
	2006	2007	2008	2009	2010			2009	2010
Net income (loss) from continuing operations	$35,215	$24,153	$59,728	$48,877	$71,368	$(10,508)	$(58,421)	$47,455	$(68,929)
Add: Fixed Charges	431	278	12,630	14,218	7,553	3,723	18,607	4,477	22,330

Total earnings	35,646	24,431	72,358	63,095	78,921	(6,785)	(39,814)	51,932	(46,599)
Fixed Charges:
Interest expense	431	278	11,895	13,021	6,449	504	17,815	3,901	18,319
Amortization of debt issuance costs	—	—	735	1,197	1,104	3,219	765	576	3,984
Discount amortization	—	—	—	—	—	—	27	—	27

Total fixed charges	431	278	12,630	14,218	7,553	3,723	18,607	4,477	22,330
Ratio of earnings to fixed charges(1)	82.7	87.9	5.7	4.4	10.4	—	—	11.6	—

(1)	For the period from February 1 to May 25, 2010, the period from May 26 to July 31, 2010 and for the six months ended July 31, 2010, earnings were insufficient to cover fixed charges by approximately $10.5 million, $58.4 million, and $68.9 million, respectively.